Mail Stop 3561

      August 19, 2005

David G. Fiore
President and Chief Executive Officer
AAC Group Holding Corp.
7211 Circle S Road
Austin, Texas 78745

	Re:	AAC Group Holding Corp.
		Amendment No. 4 to Registration Statement on Form S-4
      Filed June 7, 2005
      Form 8-K
      Filed July 22, 2005
      File No. 333-121479

Dear Mr. Fiore:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements and Notes to Consolidated
Financial
Statements

Note 17: Business Segments (Restated), page F-36

1. In your response to comment 1 in our letter dated June 22, 2005, you state that the operating segments of On Campus Class Rings and Retail Class Rings have been aggregated into one reportable segment.
Please disclose that operating segments have been aggregated in accordance with paragraph 26.a. of FAS 131.


Form 8-K filed July 22, 2005

2. It does not appear that you have included all of the information required by Item 5.02 of Form 8-K. Please advise or revise.


*****

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment

      You may contact Dave Irving at (202) 551-3321 or Mike Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related
matters.
Please direct any other questions to Howard M. Baik at (202) 551-
3317
or to Ellie Quarles, Special Counsel, at (202) 551-3238.


      Sincerely,


      H. Christopher Owings
      Assistant Director

cc (via fax):  Joel F. Freedman, Esq.


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David G. Fiore
AAC Group Holding Corp.
August 19, 2005
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